Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

December 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549   Attn: Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Post-Effective Amendment No. 20 to Registration Statement on Form N-1A (Tortoise Nuclear Renaissance ETF) File No. 333-281744

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on December 2, 2025 with respect to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A filed on September 26, 2025 (“PEA No. 20”) for Tortoise Nuclear Renaissance ETF (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in PEA No. 20. Any page references refer to PEA No. 20. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant will file a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A (the “485(b) Amendment”) on or before December 10, 2025 to address the comments of the staff, to complete missing information in the Prospectus and Statement of Additional Information and to file remaining exhibits in Part C of the Registration Statement.

1.	Comment: Please complete all blank fields.

Response: The Registrant confirms that it will complete all blank fields in the Prospectus and Statement of Additional Information contained in the 485(b) Amendment.

2.	Comment: Please ensure revisions to disclosure in one section of the Prospectus or Statement of Additional Information are carried throughout other sections of the Registration Statement with respect to the same disclosure, as applicable.

Response: The Registrant confirms that it will carry relevant disclosure revisions throughout the Registration Statement, as applicable.

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U.S. Securities and Exchange Commission

December 8, 2025

3.	Comment: The Fund and Fund Management are responsible for all contents of the registration statement notwithstanding any comments, action or failure to act by the SEC staff.

Response: The Registrant acknowledges the staff’s comment.

4.	Comment: The third paragraph under the caption “Principal Investment Strategies” states that the Fund will invest at least 80% of its total assets in securities of companies that derive a material portion of their revenues from activities in Nuclear Industries. Please revise the disclosure to indicate how “material portion” is defined.

Response: The Registrant has revised the disclosure to indicate that the Fund will invest at least 80% of its total assets in securities of companies that the investment adviser believes are expected to derive at least 50% of their revenues from activities in Nuclear Industries or that have a combination of material revenues from, and significant capital expenditures dedicated to, activities in the Nuclear Industries.

5.	Comment: In the fifth paragraph under the caption “Principal Investment Strategies,” please revise the Fund’s fundamental investment limitation on concentration to clarify the industries in which it concentrates (versus sectors).

Response: The Registrant has revised the Fund’s fundamental investment limitation on concentration to state that the Fund concentrates in a particular industry or group of industries that comprise the nuclear energy and technology sector.

6.	Comment: Please explain supplementally whether the nuclear energy sector and Nuclear Industries are obtained from third party sources or are created by Tortoise or one of its affiliates.

Response: The Registrant confirms that the Fund generally classifies industries by reference to GICs.

7.	Comment: The sixth paragraph under the caption “Principal Investment Strategies” states that the Fund may invest in derivatives, including futures, options and swaps to pursue its objective of total return or for hedging purposes. Please confirm supplementally whether investments in derivatives will be a principal investment strategy. If investments in derivatives is a principal investment strategy, remove the qualifier “including” from the sentence and identify with particularity the instruments that will be used as a principal investment strategy under item 4 risk disclosure section of the Prospectus. If investments in derivatives is not a principal investment strategy, move the disclosure to item 9 disclosure in the Prospectus or in the SAI as appropriate.

Response: The Registrant confirms that investments in derivatives will not be a principal investment strategy and has moved the item 4 disclosure to the Item 9 section of the Prospectus..

8.	Comment: Once the derivatives to be used as a part of the principal investment strategy are clearly identified, please revise item 4 principal risk disclosure to include risks related to the relevant instruments. If investments in derivatives is not a principal investment strategy, remove the corresponding risk item 4 principal risk disclosure section of the Prospectus.

Response: The Registrant confirms that investments in derivatives will not be a principal investment strategy and has moved the derivatives risk factor to the Item 9 section of the Prospectus.

U.S. Securities and Exchange Commission

December 8, 2025

9.	Comment: “Investment Company Risk” is included under the “Principal Risks” section of the Prospectus. Please confirm whether investments in other investment companies will be a principal investment strategy of the Fund. If it will be, add the relevant disclosure under the item 4 section of the Prospectus and revise the fee table to include acquired fund fees and expenses. If it is not a principal investment strategy, move “Investment Company Risk” to the item 9 risk disclosure section of the Prospectus.

Response: The Registrant confirms that investments in other investment companies will not be a principal investment strategy of the Fund and has removed the risk from the Item 4 risk disclosure section of the Prospectus.

10.	Comment: In the SAI under “Fundamental Investment Limitations”, it states that the Fund will concentrate in one or more industries that comprise the nuclear energy sector. Please revise this sentence to clarify the industries in which the Fund concentrates (versus sectors).

Response: The Registrant has revised the Fund’s fundamental investment limitation on concentration to state that the Fund will concentrate in a particular industry or group of industries that comprise the nuclear energy and technology sector.

11.	Comment: In the SAI under “Portfolio Transactions and Brokerage—Acceptance of Orders of Creation Units” Please remove the following language “(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;…(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners.” The staff views these exceptions as overly broad.

Response: The Registrant has removed the referenced language.

Please contact the undersigned at 312-609-7661 or deades@vedderprice.com if you have any questions.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades, Shareholder